03007849

BTRsec/RLS Admin/Letters/2003/0022

invensys

82-2142

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

SEC MAIL PROCESSING RECEIVED MAR 17 2003 SECTION

SUPPL

10 March 2003

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act, please find enclosed a notification released to the London Stock Exchange that the Company will give its update on trading for the year ending 31 March 2003 on 15 April 2003.

Yours faithfully,

PROCESSED
APR 10 2003
THOMSON FINANCIAL

pp **Rachel Spencer**
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. B. Mangino
Mr. M. Downing

dlw 4/7

SEC No 82 - 2142

"emailalert@hemscott.co.uk" <emailalert
10/03/2003 13:21

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Statement re Trading Update

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:5182I
Invensys PLC
10 March 2003

10 March 2003

Notification of trading update

Invensys plc, the international production technology and energy management Group, will give its update on trading for the year ending 31 March, on 15 April 2003.

Contact:

Invensys plc
Duncan Bonfield +44 (0) 20 7821 3529

Brunswick
Ben Brewerton +44 (0) 20 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END

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